June 25, 2009

Securities and Exchange Commission

Attn: Mr. Todd K. Schiffman

Judiciary Plaza

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Re:	Plains Capital Corporation
Form 10
Filed April 17, 2009
File No. 000-53629

Dear Mr. Schiffman:

On behalf of our client, Plains Capital Corporation (“Plains Capital”), we submit the following responses to the letter dated May 8, 2009, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to Plains Capital’s Registration Statement on Form 10 (the “Registration Statement”). Plains Capital’s responses to the Staff’s comment letter are outlined below in the sequential order in which the comments appear in the comment letter immediately following the restated comment of the Staff. For your convenience, we are also sending to each of John Nolan, Benjamin Phippen, and Michael Seaman a copy of this letter. Please be advised that the information provided herein has been obtained from Plains Capital. Plains Capital acknowledges that:

•	Plains Capital is responsible for the adequacy and accuracy of the disclosure in the filing.

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

•

Plains Capital may not assert the Staff’s comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We respectfully request that the Staff provide any further comments at its earliest convenience. Please note that in accordance with Rule 8-08 of Regulation S-X, we have provided unaudited financial statements for the quarter ended March 31, 2009.

Form 10 filed April 17, 2009

General

1.	Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Response:

Plains Capital has noted that it will be subject to the reporting requirements under Section 13(a) of the Securities and Exchange Act of 1934 following the lapse of 60 days from April 17, 2009.

Forward-Looking Statements, page 1

2.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to you. See Section 21E of the Securities Exchange Act of 1934. Please delete the reference to the safe harbor.

Response:

Plains Capital has revised the Registration Statement in accordance with this comment.

Item 1.	Business

3.	Here or elsewhere in the beginning of the filing, consider providing background information regarding why the Form 10 has been filed as well as information regarding what your reporting obligations going forward will be.

Response:

Plains Capital has revised Item 1 of the Registration Statement in accordance with this comment.

History and Expansion, page 3

4.	Please provide a more thorough description of your acquisition of First Southwest Holdings, Inc., including a description of the transaction and the type and amount of consideration paid.

Response:

Plains Capital has revised Item 1 of the Registration Statement in accordance with this comment.

5.	Please clarify what is meant by the “corporate” geographic region in your deposit portfolio and loan portfolio tables.

Response:

Plains Capital has revised Item 1 of the Registration Statement in accordance with this comment by renaming the “Corporate” geographic region “Other” and providing a footnote clarifying the deposits described under the “Other” column.

Loans, page 5

6.	We note that the “All other loans” category totals $180.7 million. However, we note the third full paragraph on page 6 which states that the bank has approximately $207.3 million in one-to-four family residential loans. Please reconcile these amounts.

Response:

Plains Capital has revised the disclosure on pages 5 and 6 of the Registration Statement by removing the sentence referencing the $207.3 million in one-to-four family residential loans from under the “Personal Banking” heading and inserting the same sentence under the “Business Banking” heading. The $207.3 million in one-to-four family residential loans are included in the “Real estate” category of the “business loans by type” table.

Item 1A.	Risk Factors

We are subject to claims and litigation…, page 28

7.	This risk factor is generic. Please revise to describe the specific legal risks you face. We note your disclosure under “Item 8. Legal Proceedings” on page 74 that you are not a party to any material legal proceeding, nor are any threatened against you, to your knowledge. We also note the class action law lawsuits that have been filed against First Southwest Holdings described in Note 11 to your Consolidated Financial Statements on page F-32.

Response:

Plains Capital has removed this risk factor regarding generic litigation risks from the Registration Statement and revised another risk factor to disclose a specific litigation risk. The class action lawsuits against First Southwest Company, Inc. described in Note 14 to the Consolidated Financial Statements were dismissed on April 29, 2009, and plaintiffs were granted until June 18, 2009 to re-plead the case to cite specific instances of alleged anti-competitive behavior by specific individuals at specific defendants. On June 18, 2009, the plaintiffs filed a second amended class action complaint. While First Southwest Company, Inc. is not named as a defendant in this second amended complaint, it is identified as an alleged co-conspirator with the named defendants.

Plains Capital believes that the standard by which an issuer is required to report litigation pursuant to Item 103 of Regulation S-K does not require disclosure of all legal proceedings that are required to be accounted for pursuant to Generally Accepted Accounting Principles. Plains Capital does not believe that the class action lawsuit to which First Southwest Company, Inc. is identified as an alleged co-conspirator constitutes a material pending legal proceeding pursuant to Instruction 2 to Item 103 of Regulation S-K.

Our organization documents, the provisions of Texas law…, page 29

8.	Please describe the risk that results from the right of first offer provision in the Merger Agreement. If appropriate, provide this information in a separate risk factor. Refer to the eighth sentence in this risk factor.

Response:

Plains Capital has moved the discussion concerning the right of first offer provision in the Merger Agreement from this risk factor to the discussion added to Item 1 in response to comment 3 regarding a description of the Merger Agreement.

Item 2.	Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-performing Assets

Non-performing Assets, page 42

9.	We note your disclosure that the non-performing loans balance at December 31, 2008 included $28.9 million in business loans for investment purposes, which primarily relate to a single loan relationship. Please revise to disclose the following:

•	The amount of the loan relationship at December 31, 2008 and 2007;

•	The specific events and circumstances that caused this loan to be placed on non-accrual status;

•	The specific reserve associated with this loan at December 31, 2008 and 2007;

•	A description of the collateral backing this loan;

•	How often you obtain updated appraisals;

•	How the collateral values impacted your determination of when to place this loan on non-accrual status; and

•	How the collateral impacted your determination and timing of recording the valuation allowance for this loan.

Response:

Plains Capital has revised Item 2 of the Registration Statement in accordance with this comment.

Liquidity and Capital Resources, page 46

10.	Discuss liquidity on both a long-term and short-term basis. See Instruction 5 to Item 303(a) of Regulation S-K.

Response:

Plains Capital has revised Item 2 of the Registration Statement in accordance with this comment.

Item 6.	Executive Compensation

Potential Payments Upon Termination or Change in Control, page 65

11.	We note that you have excluded Ms. McGill from this discussion because she does not have an employment contract. Please confirm that Ms. McGill does not have any contract, agreement, plan or arrangement, whether written or unwritten, that provides for payment(s) to her at, following, or in connection with any termination. Refer to Item 402(j) of Regulation S-K. For instance, it appears that you have life insurance and accidental death insurance policies for each named executive officer.

Response:

Plains Capital confirms that Ms. McGill does not have any contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to her from Plains Capital at, following, or in connection with any termination within the meaning of Item 402(j) of Regulation S-K.

Item 7.	Certain Relationships and Related Transactions, and Director Independence, page 73

12.	Please state which national securities exchange’s or inter-dealer quotation system’s definition of independence you used to determine which of your directors are independent. In addition, if such independence standards contain independence requirements for committees of the board of directors, identify each director that is a member of the compensation, nominating or audit committee that is not independent under such committee independence standards. Refer to Item 407(a) of Regulation S-K.

Response:

Plains Capital has revised Item 7 of the Registration Statement in accordance with this comment.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information, page 74

13.	Please indicate the number of shares of your common stock that could be sold pursuant to Rule 144. Refer to Item 201(a)(2) of Regulation S-K.

Response:

Plains Capital has revised Item 9 of the Registration Statement in accordance with this comment.

Item 10.	Recent Sales of Unregistered Securities, page 76

14.	Please describe the facts relied upon to make the Section 4(2) exemption available with respect to the securities issued to former stockholders of First Southwest Holdings, Inc. Refer to Item 701(d) of Regulation S-K.

Response:

Plains Capital has revised the Registration Statement in accordance with this comment.

Item 13.	Financial Statements and Supplementary Data

Consolidated Financial Statements and Other Financial Information

Report of Independent Registered Public Accounting Firm

15.	Please advise your independent accountants to revise their audit report to include the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

Response:

Plains Capital’s independent public accounting firm, Ernst & Young LLP, has revised its audit report in accordance with this comment.

Notes to Consolidated Financial Statements

Note 3 – Securities, page F-19

16.	Please revise your disclosure of the aggregate amount of unrealized losses that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous loss position for 12 months or longer to segregate the information by category of investment similar to that provided on page F-18. Refer to paragraph 17 of FSP FAS 115-1.

Response:

Plains Capital has revised the Registration Statement in accordance with this comment.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact Gregory R. Samuel, Esq. at (214) 651-5645.

Very truly yours,

/s/ Gregory R. Samuel
Gregory R. Samuel
(214) 651-5645
Greg.Samuel@haynesboone.com

cc:	Michael Seaman

John Nolan

Benjamin Phippen

Alan B. White

Jeff Isom

Scott J. Luedke

Louis Perroni